SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

11 January 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 11 January 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

                               Voraxaze™ Update

London, UK; Brentwood, TN, US; 11 January 2007 - Protherics PLC, the
international biopharmaceutical company focused on critical care and cancer, today provides an update on progress with Voraxaze™ in the United States and
Europe.  Voraxaze™ is an adjunctive therapy for patients experiencing, or at risk of, toxicity from methotrexate ("MTX"), a widely used anti-cancer agent.

On 7 November 2006, Protherics announced that it was proposing to resubmit its
Biologics License Application ("BLA") for Voraxaze™ to the Food and Drug
Administration ("FDA") in the US, following the FDA's request for additional manufacturing data.  Protherics also announced that it believed that
Voraxaze™ would be eligible for Priority Review, thus reducing the time for the BLA review from 10 to 6 months.  Protherics announces today that the FDA has now granted Voraxaze™ a Fast Track Designation, which supports our expectations of an expedited approval process, with possible approval from the second half of 2008.

In Europe, Protherics submitted a Marketing Authorisation Application ("MAA")
for Voraxaze™ to the European Medicines Evaluation Agency ("EMEA") in June
2005.  The EMEA has now also identified the need for further information on manufacturing in its Day 150 Assessment Report.  In addition, the EMEA has requested further work assessing the potential of Voraxaze™ to interact with leucovorin, which is currently administered in conjunction with high dose MTX therapy.

Pending successful generation of this additional data, Protherics now anticipates that approval in the EU could be granted from the second half of
2008, in line with the current expectations for approval in the US.

Protherics will continue supplying Voraxaze™ on a named patient basis in
Europe and the rest of the world, and on a compassionate basis in the US for intervention use in patients at risk of severe or life-threatening methotrexate toxicity due to delays in their elimination of MTX following high dose MTX therapy.  The FDA has approved the first planned use study which is due to start at the prestigious MD Anderson Cancer Center in the US in 2007 and Medicines and
Healthcare products Regulatory Agency  approval has been obtained for a study in the UK.

Andrew Heath, Chief Executive of Protherics, said:

"The granting of Fast Track Status for Voraxaze™ in the US underlines the importance of this emergency intervention therapy.  We continue to work together with the EMEA and FDA to bring this important product to market as swiftly as possible. In the meantime, we will continue to make Voraxaze™ available on a named patient basis in Europe and the rest of the world, and in the US on a compassionate use basis, for cancer patients experiencing delayed MTX elimination following high dose methotrexate therapy."

                                   |  Ends  |

For further information please contact:

Protherics
Andrew Heath, CEO                                          +44 (0) 20 7246 9950
Barry Riley, Finance Director                              +44 (0)1928 518 003
Carol Clark-Evans, Head of Regulatory Affairs              +1 615 327 1027
Saul Komisar, President Protherics Inc                     +1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                            +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                    +1 212 850 5600

Or visit  www.protherics.com

Notes for Editors:

About Voraxaze™
Voraxaze™ is a unique drug that allows clinicians to control the removal of methotrexate (MTX) from the body and thereby reduce the risk of serious toxicities and death which can result from prolonged exposure to MTX following high dose methotrexate therapy (HDMTX).

Voraxaze™ contains a recombinant enzyme (glucarpidase) which acts by rapidly and markedly reducing MTX concentrations in the blood, which can sometimes be at dangerously elevated levels.  In one pivotal and two supportive studies,
Voraxaze™ was able to achieve a clinically important reduction (CIR) in MTX to less than or equal to 1 µmol/L in the majority of patients treated.  This is a generally accepted threshold below which the risk of severe MTX toxicity is considered to be reduced.  Voraxaze™ consistently reduced plasma or serum MTX concentrations by an average of > 98% within an hour of administration in each of the three studies.

In clinical studies, a total of 25/329 (8%) patients reported 50 adverse events with a possible relationship to Voraxaze™; about a third of these were allergic reactions (burning sensation, flushing, hot flush, allergic dermatitis, feeling hot, pruritis, hypersensitivity).  Two of the adverse events were considered serious, hypertension and arrhythmia, but neither was definitively associated with use of Voraxaze™ and the latter was considered more likely to be associated with MTX.

Protherics currently supplies Voraxaze™ on a named patient basis directly or for certain EU countries through IDIS World Medicines. For more information, please visit: http://www.protherics.com/products/oncology.aspx

Methotrexate
Methotrexate is a widely used anti-cancer drug which is often used in high-doses
(>1g/m2) in certain types of cancer. However, methotrexate can result in reduced kidney function, particularly when used in high doses. This further delays the elimination of methotrexate from the body leading to mucositis, increased haematological toxicity, increased risk of sepsis and in some instances death.

About Protherics
Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated biopharmaceutical company focused on the development, manufacture and marketing of specialist products for critical care and cancer.

Protherics' strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline.  With a proven track record, Protherics' goal is to develop and attract additional critical care and cancer products for its sales and marketing teams to distribute in the US and
Europe.

Protherics potentially has two blockbuster opportunities in its critical care franchise. CytoFab™ is being developed by AstraZeneca for the treatment of severe sepsis, and is expected to start an additional phase 2 study in 2007. In addition the Company has in-licensed the intellectual property from Glenveigh (a small private US based company) relating to the use of anti-digoxin polyclonal antibody fragments such as DigiFab™ and GSK's Digibind® in the treatment of pre-eclampsia and eclampsia.  Glenveigh is currently undertaking a phase 2b study with Digibind® which Protherics expects to report in 2007.

Following the recently announced acquisition of MacroMed (a US based drug development and manufacturing company) Protherics has three further  cancer products in development, in addition to Voraxaze™; including OncoGel, a formulation of paclitaxel in development for the treatment of oesophageal and brain cancers; Prolarix™, a targeted cancer therapy for primary liver cancer and other select tumours (currently in phase 1 with a phase 2a study planned for
2007); and Acadesine, which is being jointly developed with Advancell for the treatment of B-cell chronic lymphocytic leukaemia.

The Company is also developing its Angiotensin Therapeutic Vaccine for the treatment of hypertension, where encouraging phase 2a results have been demonstrated and another phase 2a is planned with an improved formulation in
2007.

The majority of the Company's sales revenues (£17.7m in the year ended 31 March
2006) are derived from two critical care products, CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote) which were developed by Protherics and are sold, in the US, through Fougera Inc, a division of Altana AG.

With headquarters in London, the Company has approximately 260 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer
This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual
Report on Form 20-F and other reports filed from time to time with the U.S.
Securities and Exchange Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of
Protherics.